Fact Sheet – Consolidated Financial data, First Quarter, 2007-08

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

	June 30,		Growth (%)	March 31, 2007	Growth % in Q1 FY 2008 over Q4 FY 2007
	2007	2006			
Income from software services, products and business process management	**3,773**	**3,015**	25.1	**3,772**	0.0
Software development and business process management expenses	2,169	1,666	30.2	2,021	7.3
GROSS PROFIT	**1,604**	**1,349**	**18.9**	**1,751**	**(8.4)**
Selling and marketing expenses	205	204	0.5	268	(23.5)
General and administration expenses	315	256	23.0	286	10.1
	520	**460**	**13.0**	**554**	**(6.1)**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**1,084**	**889**	**21.9**	**1,197**	**(9.4)**
Interest	-	-	-	-	-
Depreciation	144	106	35.9	145	(0.7)
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**940**	**783**	**20.1**	**1,052**	**(10.6)**
Other income, net	253	128	97.7	119	112.6
Provision for investments	-	3	-	(1)	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,193**	**908**	**31.4**	**1,172**	**1.8**
Provision for taxation*	114	106	7.5	27	322.2
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,079**	**802**	**34.5**	**1,145**	**(5.8)**
Income on sale of investments (net of taxes)	-	6	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**1,079**	**808**	**33.5**	**1,145**	**(5.8)**
Minority interest	-	8	-	1	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**1,079**	**800**	**34.9**	**1,144**	**(5.7)**
EARNINGS PER SHARE** (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	18.89	14.36	31.5	20.30	(6.9)
Diluted	18.82	14.02	34.2	19.95	(5.7)
After exceptional items					
Basic	18.89	14.48	30.5	20.30	(6.9)
Diluted	18.82	14.14	33.1	19.95	(5.7)

** The net profit for the quarters ended March 31, 2007and June 30, 2007 includes a reversal of tax provisions amounting to Rs 124 crore and Rs. 51 crore respectively.*

*** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

REVENUE BY GEOGRAPHICAL SEGMENT (%)	Quarter ended			LTM Jun 30, 2007	LTM Jun 30, 2006
	Jun 30, 2007	Mar 31, 2007	Jun 30, 2006		
North America	62.6	62.6	64.0	63.0	64.8
Europe	26.8	26.6	26.2	26.5	25.1
India	1.8	1.5	1.4	1.7	1.5
Rest of the world	8.8	9.3	8.4	8.8	8.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING (%)	Jun 30, 2007	Mar 31, 2007	Jun 30, 2006	LTM Jun 30, 2007	LTM Jun 30, 2006
Services					
Development	19.6	21.3	21.3	20.6	20.6
Maintenance	29.5	28.4	29.9	29.2	30.1
Re-engineering	2.0	1.5	2.6	1.9	4.1
Package implementation	18.4	18.4	16.5	18.0	16.5
Consulting	4.9	4.3	3.0	4.1	3.3
Testing	7.5	7.3	6.2	7.2	5.9
Engineering services	1.4	1.6	1.8	1.5	1.8
Business process management	5.4	5.2	4.2	5.0	4.1
Other services	8.1	8.2	10.8	8.7	10.1
Total services	**96.8**	**96.2**	**96.3**	**96.2**	**96.5**
Products	3.2	3.8	3.7	3.8	3.5
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
Of the above Infrastructure management services	5.1	4.8	4.1	4.6	3.8

REVENUE BY PROJECT TYPE * (%)	Jun 30, 2007	Mar 31, 2007	Jun 30, 2006	LTM Jun 30, 2007	LTM Jun 30, 2006
Fixed Price	27.5	25.9	26.9	26.9	27.7
Time & Materials	72.5	74.1	73.1	73.1	72.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

"LTM" – Last Twelve Months

* Excluding products

REVENUE BY INDUSTRY (%)					
	Jun 30, 2007	Mar 31, 2007	Jun 30, 2006	LTM	LTM
Insurance, banking & financial	36.1	37.0	36.4	37.2	36.1
Insurance	7.0	7.4	7.0	7.2	7.2
Banking & financial services	29.1	29.6	29.4	30.0	28.9
Manufacturing	13.6	12.9	14.5	13.3	14.2
Retail	10.8	10.8	9.7	10.3	10.1
Telecom	22.0	21.9	17.7	20.4	16.7
Energy & Utilities	4.9	4.8	5.4	5.2	5.1
Transportation & logistics	2.3	1.8	3.3	2.2	4.2
Services	7.6	7.9	8.7	7.8	9.4
Others	2.7	2.9	4.3	3.6	4.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA			
	Quarter ended		
	Jun 30, 2007	Mar 31, 2007	Jun 30, 2006
Number of Clients			
Active	509	500	469
Added during the quarter	35	34	38
Accounting for > 5% of revenue	1	1	1
Number of million dollar clients*			
1 Million dollar +	285	275	221
5 Million dollar +	113	107	94
10 Million dollar +	75	71	56
20 Million dollar +	40	36	28
30 Million dollar +	26	25	19
40 Million dollar +	18	16	15
50 Million dollar +	13	12	11
60 Million dollar +	11	11	7
70 Million dollar +	9	9	3
80 Million dollar +	8	4	3
90 Million dollar +	4	4	2
100 Million dollar +	3	3	2
200 Million dollar +	1	1	-
Client contribution to revenue			
Top client	8.6%	8.5%	5.8%
Top 5 clients	21.4%	21.3%	19.5%
Top 10 clients	32.3%	33.4%	31.7%
Repeat business	99.5%	93.3%	97.0%
Account receivables – LTM (in days)	62	64	65

"LTM" – Last Twelve Months

* LTM Revenues

Infosys®

EFFORT AND UTILIZATION (%)			
	Quarter ended		
	Jun 30, 2007	Mar 31, 2007	Jun 30, 2006
Effort			
Onsite	26.3	26.5	27.4
Offshore	73.7	73.5	72.6
Revenue			
Onsite	49.7	49.8	50.5
Offshore	50.3	50.2	49.5
Utilization			
Including trainees	70.5	67.9	71.1
Excluding trainees	73.9	73.0	76.1

PERSON MONTHS			
	Quarter ended		
	Jun 30, 2007	Mar 31, 2007	Jun 30, 2006
Billed – Onsite	39,043	36,752	30,051
– Offshore	1,09,316	1,02,100	79,767
TOTAL	**1,48,359**	**1,38,852**	**1,09,818**
Non Billable	52,273	51,450	34,498
Trainee	9,793	14,102	10,176
Sales & Support	11,108	10,622	9,540
TOTAL	**2,21,533**	**2,15,026**	**1,64,032**

EMPLOYEE METRICS			
	Quarter ended		
	Jun 30, 2007	Mar 31, 2007	Jun 30, 2006
Total Employees	75,971	72,241	58,409
Software professionals	71,018	68,156	54,606
Billable	*63,895*	*61,917*	*48,438*
Banking Product Group	*2,053*	*2,053*	*1,817*
Trainees	*5,070*	*4,186*	*4,351*
Sales & Support	4,953	4,085	3,803
Gross Addition	7,004	5,992	8,097
Net Addition	3,730	2,809	5,694
Lateral Employees	1,859	1,647	2,140
Attrition (LTM)*	13.7%	13.7%	11.9%

"LTM" – Last Twelve Months

* Excluding subsidiaries

Infosys®

INFRASTRUCTURE (as on June 30, 2007) **					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	34,58,325	20,715	4,00,000	2,330	-
Bhubaneshwar	5,44,400	3,300	3,29,230	567	-
Chandigarh	7,88,914	3,900	3,85,370	2,100	-
Chennai	9,69,406	6,466	14,70,500	7,500	-
Hyderabad	14,89,210	6,580	3,33,313	2,850	-
Mangalore	1,98,000	1,400	4,77,000	3,502	-
Mysore (including ILI)*	30,43,720	5,434	44,19,760	350	-
Pune	14,44,626	9,181	26,98,010	14,400	-
Thiruvananthapuram	88,000	1,112	50,000	450	-
Mauritius	28,000	400	-	-	-
Total	**1,20,52,601**	**58,488**	**1,05,63,183**	**34,049**	**-**

* Infosys Leadership Institute

** Excluding subsidiaries

CONSOLIDATED IT SERVICES						
	Quarter ended					
	Jun 30, 2007	Sequential growth%	March 31, 2007	Sequential growth%	Jun 30, 2006	Sequential growth%
Effort – Services (Person Months)						
Onsite	38,882	6.28	36,584	4.01	29,861	12.47
Offshore	80,440	7.25	75,003	3.45	60,337	6.58
Total	**119,322**	**6.93**	**111,587**	**3.63**	**90,198**	**8.46**
Revenue – Services ($ million)						
Onsite	459.47	7.78	426.30	5.83	330.70	13.66
Offshore	389.51	8.37	359.41	4.86	277.45	6.77
Total	**848.98**	**8.05**	**785.71**	**5.39**	**608.15**	**10.40**

US DOLLAR RATE			
	Jun 30, 2007	March 31, 2007	Jun 30, 2006
Period closing rate (Re)	40.58	43.10	45.87
Period average rate (Re)	40.66	43.75	45.65

Fact Sheet – Consolidated Financial data, First Quarter, 2007-08

Infosys®

PERFORMANCE AS AGAINST GUIDANCE

For Quarter ending June' 07		Guidance	Actuals
Indian GAAP	Revenue (Rs. Crore)	3,896 – 3,913	3,773
	EPS (Rs.)*	17.84	18.00
US GAAP	Revenue (US $ Million)	904 - 908	928
	Basic EPADS (US $)*	0.41	0.44

* Excluding Tax reversal of Rs. 51 Crore (US $ 13 million)

SUBSIDIARIES PERFORMANCE

For Quarter ending June' 07	**Revenue** (Rs. Crore)	**PAT** (Rs. Crore)
Infosys BPO Limited	200	36
Infosys Technologies (Australia) Pty. Limited	144	23
Infosys Consulting, Inc.	52	(3)
Infosys Technologies (China) Company Limited	15	(4)

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)

	Three months ended June 30,		Year ended
	2006	2007	March 31, 2007
Revenues	$660	$928	$3,090
Gross profit	271	359	1,313
Operating income	170	229	852
Income before income taxes and minority interest	199	291	936
Income before minority interest	176	263	852
Net income	$174	$263	$850
Earnings per equity share*			
Basic	$0.32	$0.46	$1.53
Diluted	$0.31	$0.46	$1.50
Weighted average equity shares used in computing earnings per equity share*			
Basic	549,991,125	568,376,262	554,018,739
Diluted	562,806,776	570,506,394	566,110,582

** Adjusted for stock split*

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended
	June 30, 2007	June 30, 2006	March 31, 2007
Consolidated Net Profit as per Indian GAAP	1,079	800	3,856
Amortization of stock compensation expenses (SFAS 123R)	(3)	(5)	(24)
Amortization of Intangibles	(6)	-	(17)
Consolidated Net income as per US GAAP	1,070	795	3,815

Reasons for differences in net income as per Indian GAAP and US GAAP

Stock compensation expenses (SFAS 123R)

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), Share-Based Payment using the modified prospective approach. The company recorded stock compensation expense of Rs. 3 crore during the quarter ended June 30, 2007, using the fair value recognition provisions.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Infosys BPO Limited.